SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 1)

PARALLEL PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

699157103

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person PLLL Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 100 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 100 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person OO

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on November 2, 2009 by PLLL Acquisition Co., a Delaware corporation, and the Reporting Persons (as defined below), with respect to the common stock, par value $0.01 (the “Common Stock”) of Parallel Petroleum Corporation (the “Issuer”).

Unless otherwise indicated, each capitalized term used by not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 2, 2009.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 1 to Schedule 13D is filed jointly by (i) PLLL Holdings, LLC, a Delaware limited liability company (“PLLL Holdings”), (ii) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (iii) AIF VII Management, LLC, a Delaware limited liability company (“AIF VII Management”), (iv) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (v) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (vi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (vii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”).  PLLL Holdings, Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.  The principal address of each of the Reporting Persons is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

PLLL Holdings is principally engaged in the business of investing in securities of the Issuer.  Management VII is principally engaged in the business of serving as the manager of PLLL Holdings and other Apollo investment funds.  AIF VII Management is the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.

Apollo Management is the sole member and manager of AIF VII Management.  Apollo Management is principally engaged in the business of serving as the sole member and manager of AIF VII Management, and as the managing general partner or sole member and manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and restated as follows:

Upon the merger of PLLL Acquisition Co. with and into the Issuer on November 25, 2009 (the “Merger”), the 36,390,826 shares of Common Stock of the Issuer previously acquired by PLLL Acquisition Co. pursuant to a cash tender offer for a purchase price of $3.15 per share were cancelled, and all of the shares of capital stock of PLLL Acquisition Co. were converted into shares of common stock of the Issuer pursuant to and in accordance with the Merger Agreement, as a result of which PLLL Holdings acquired 100 shares of Common Stock, which represents 100.0% of the Issuer’s outstanding Common Stock.

The shares of Common Stock shown as beneficially owned by each of the Reporting Persons other than PLLL Holdings include the shares of Common Stock owned of record by PLLL Holdings.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by PLLL Holdings in excess of their respective pecuniary interests in such securities, if any, and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 100 shares of Common Stock outstanding following completion of the Merger on November 25, 2009, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009.

(b)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 30, 2009

PLLL HOLDINGS, LLC

	By:	Apollo Management VII, L.P.
Its Manager

		By:	AIF VII Management, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

	By:	AIF VII Management, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AIF VII MANAGEMENT, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	APOLLO MANAGEMENT HOLDINGS, GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 1 to Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.